Exhibit (a)(5)((J))

DHR Completes Acquisition of Beckman Coulter

Washington, D.C., June 30, 2011 – Danaher Corporation (NYSE:DHR) announced today the completion of its acquisition of Beckman Coulter, Inc. (NYSE: BEC) following the June 29, 2011 expiration, as of midnight, New York City time, of the subsequent offering period in the tender offer made by Danaher’s indirect wholly owned subsidiary, Djanet Acquisition Corp., for all of the outstanding shares of Beckman Coulter, Inc. common stock. The initial tender offer period expired on June 24, 2011.

According to the final report of the depositary for the offer, as of the expiration of the subsequent offering period, a total of approximately 66,168,634 shares of Beckman Coulter common stock had been validly tendered and not withdrawn into the offer (including shares tendered during the subsequent offering period and excluding shares previously tendered pursuant to guaranteed delivery procedures that were not actually delivered), representing approximately 92.38% of outstanding shares of Beckman Coulter common stock. Stockholders who validly tendered and did not withdraw their shares will promptly receive the offer price of $83.50 per share, net to the seller in cash without interest.

On June 30, 2011, Danaher completed the merger of Djanet Acquisition Corp. into Beckman Coulter, Inc. and, as a result, Beckman Coulter has become an indirect wholly owned subsidiary of Danaher. In the merger, each outstanding share of Beckman Coulter common stock was cancelled and (except for shares held by Danaher, Djanet, Beckman Coulter and their respective subsidiaries and shares held by Beckman Coulter’s stockholders who have and validly exercise appraisal rights under Delaware law) converted into the right to receive $83.50 per share, net to the seller in cash without interest.

Beckman Coulter’s common stock will cease to be traded on the New York Stock Exchange. Detailed instructions will be mailed to former Beckman Coulter stockholders who did not tender their shares into the offer outlining the steps to be taken to obtain the merger consideration of $83.50 per share in cash, without interest.

About Danaher

Danaher Corporation is a diversified technology leader that designs, manufactures, and markets innovative products and services to professional, medical, industrial, and commercial customers. Its portfolio of premier brands is among the most highly recognized in each of the markets it serves. Driven by a foundation provided by the Danaher Business System, Danaher’s 48,000 associates serve customers in more than 125 countries and generated $12.8 billion of revenue in 2010. For more information please visit Danaher’s website: www.danaher.com.

Contact:

Matt R. McGrew

Vice President, Investor Relations

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037

Telephone: (202) 828-0850

Fax: (202) 419-7676